

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Yves Decadt
Chief Executive Officer
BioLingus (Cayman) Limited
Grossmatt 6
CH-6052 Hergiswil NW
Switzerland

> **Re: BioLingus (Cayman) Limited**
> **Registration Statement on Form F-1**
> **Filed June 30, 2023**
> **File No. 333-273093**

Dear Yves Decadt:

   We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed June 30, 2023

Business
Our Products, page 87

1.   We note your response to prior comment 3, including your revised disclosure beginning on page 88. Please revise your disclosure to revise your "Our Scope of Study" column to clarify the current status of your studies (e.g., planned, ongoing or completed).

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Benjamin Tan, Esq.